August 25, 2017

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Gabriel Eckstein, Staff Attorney
Barbara Jacobs, Assistant Director

Re: Alphabet Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed July 25, 2017
File No. 001-37580

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”, the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 28, 2017 (the “Comment Letter”) relating to the Company’s Form 10-Q for the quarterly period ended June 30, 2017 (File No. 001-37580) filed with the Commission on July 25, 2017.

In this letter, we have referred to the Staff’s Comment No. 1 through 8 in the Comment Letter in italicized, bold type, and have followed it with Alphabet’s response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Revenues Revenue Recognition, page 9

1. We note that you generally report revenue from ads placed on Google Network Members’ properties on a gross basis. Please help us understand, and revise future filings as appropriate, if there are any circumstances in which you report revenue on a gross basis but you do not have the sole ability to monetize the advertising inventory. If such situations exist, please provide us with a specific and comprehensive discussion of how you determined that you are the principal in these arrangements. Reference ASC 606-10- 55-36 through 55-40.

As the Staff notes, we generally report revenues from ads placed on Google Network Members’ properties on a gross basis. In all instances where we report revenues from ads placed on Google Network Members’ properties on a gross basis, we have the sole ability to monetize the advertising inventory before it is transferred to our customers.

In response to the Staff’s comment, we plan to revise our disclosure in future filings to clarify our assessment of control over the advertising inventory before it is transferred to our customers as follows (additions underlined and deletions ~~strikethrough~~):

For ads placed on Google Network Members’ properties, we evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). Generally, we report advertising revenues for ads placed on Google Network Members’ properties on a gross basis, that is, the amounts billed to our customers are recorded as revenues, and amounts paid to publishers are recorded as cost of revenues. Where ~~W~~we are the principal, ~~because~~ we control the advertising inventory before it is transferred to our customers. Our control is evidenced by our sole ability to monetize the advertising inventory before it is transferred to our customers, and is further supported by us being primarily responsible to our customers~~,~~ and having a level of discretion in establishing pricing~~, or a combination of these~~.

As background, for ads placed on Google Network Members’ properties, the point at which we have the sole ability to monetize the advertising inventory varies depending on the source of the advertising inventory. We source the advertising inventory directly from publishers or from third-party ad exchanges.

For advertising inventory sourced directly from publishers, we have the sole ability to monetize that advertising inventory when it is offered to us. That is, when advertising inventory is created by a user (i.e., a user views a publisher’s webpage) and the publisher decides to offer us the advertising inventory to purchase. At that point, we are the only party that can monetize that advertising inventory unless, and until, we decide not to purchase it. If the publisher decides to offer us the advertising inventory and we decide not to purchase that advertising inventory, the publisher may offer that advertising inventory to another party or not monetize that advertising inventory.

For advertising inventory sourced through third-party exchanges, we have the sole ability to monetize that advertising inventory when our bid clears the third-party exchange’s auction. At that point, we are the only party that can monetize that advertising inventory.

While the point at which we obtain the sole ability to monetize advertising inventory differs with the source of the advertising inventory, our assessment of control over the advertising inventory before it is transferred to our customers is not impacted by our sourcing decision. For each transaction, having the sole ability to monetize the advertising inventory demonstrates our control over the advertising inventory before it is transferred to our customers. Our control is further supported by us being primarily responsible to our customers, and having a level of discretion in establishing pricing.

2. Please provide us your analysis of principal versus agent considerations for digital content if revenue recognized is material. In this regard, tell us if revenue from sales of books, movies, music and other items made through Google Play is recognized on a gross or net basis. Reference ASC 606-10-55-36 through 55-40. In addition, to the extent that revenue recognized is material, please provide the disclosures required by ASC 606-10- 50-12(c) as applicable.

Revenues from sales of digital content1 are not material to our consolidated revenues and we believe our current disclosures related to Google Play revenues are appropriate and meet the requirements of ASC 606.

The substantial majority of revenues recognized from digital content sales are presented on a gross basis at the amount paid by our customers. For transactions presented on a gross basis, we obtain control over the digital content before we provide our customers (i.e., the end users) with a license to the digital content. Our agreements with the digital content providers grant us the right to distribute the content through Google Play to our customers. We are the principal to the end user and have discretion in establishing the price charged to our customers. Finally, and to a lesser extent, we are subject to inventory risk for certain arrangements with content providers.

We continually monitor the materiality of revenues recognized from digital content sales and will revise our disclosures in the future if necessary.

3. With a view towards future disclosure, please tell us how you determined when to recognize revenue for items included within Other Revenues. Reference ASC 606-10- 50-18 and 50-19.

Our Other Revenues consist primarily of revenues generated from Google Play, Google Cloud and Hardware offerings. We have summarized how we determine when revenue is recognized for these products, as follows:

_______________________________
1Digital content refers to licensed materials such as movies, music, books, magazines and television shows, and excludes apps and in-app purchases.

Offering	Nature of revenue	Satisfaction of Performance Obligations
Google Play	Commission fees received for facilitating the sale of apps and in-app purchases; license fees received for the sale of and subscription to digital content
Facilitating the sale of apps and in-app purchases
Revenue is recognized point in time, when our obligation to facilitate a sale between the end user and the developer is satisfied. This occurs when the end user obtains control of the app or in-app purchase from the app developer, which is when the right to download or access is granted.

Sale of digital content
Revenue is recognized point in time, when the end user obtains control of the digital content, which is when the right to download or access is granted.

Subscription to digital content
Revenue is recognized straight line over the subscription period.

Google Cloud	Service fees received for Google Cloud offerings
Revenue is recognized as the customer simultaneously receives and consumes the benefits of the services over time.

Generally, this results in measuring progress towards the satisfaction of our performance obligations on an output method, based on units of service delivered or days elapsed in a contractual term.

Hardware	Sales of consumer hardware products
The substantial majority of revenue is recognized point in time, when our customer obtains control of the hardware products, which is generally upon delivery.

Additionally, an immaterial amount of revenue relates to certain performance obligations which are bundled with our hardware products and satisfied over time.

We considered the disclosure requirements of ASC 606-10-50-18 and 50-19, and considering materiality of various revenue streams in Other Revenues, individually and in the aggregate, we believe our current disclosures are appropriate. We continually monitor the materiality of Other Revenues, individually and in the aggregate, and will revise our disclosures in the future if necessary.

4. Please tell us how you selected categories to present disaggregated revenue information. In this regard, we note your products, various properties and various ways customers may purchase advertising. We also note your disclosure on page 33 regarding how your results are impacted by increases in mobile searches and growth in YouTube revenue. Please tell us why you believe your current disclosures meet the objective of depicting how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Reference ASC 606-10-50-5.

In accordance with ASC 606-10-50-5, we selected categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors.

The objective of our disaggregated revenue disclosure is to provide the most useful information to users of our financial statements based on categories that are meaningful to our business. The assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

Based on our evaluation, we believe we have met the disclosure objective in ASC 606-10-50-5. We disaggregate our revenues by (1) product offering between advertising and other revenues, (2) advertising revenues between Google properties and Google Network Members’ properties, (3) geography and (4) segment presentation.

Disaggregation by product offering

Our primary product offerings include:

Product offering	Nature of revenue
Advertising	Online advertising on Google properties (such as Google.com, Gmail, YouTube and others) and on Google Network Members’ properties
Google Play	Apps, in-app purchases, and digital content
Google Cloud	Software-as-a-service and other cloud offerings
Hardware	Google, Nest, and other consumer hardware
Verily	Licensing and R&D services
Fiber	Internet and TV services

We believe disaggregation of our revenues on the basis of product offering is appropriate because the nature, amount and uncertainty of product revenues vary significantly. Additionally, we note that product lifecycles differ among our product categories, resulting in different economic risk profiles.

We considered the quantitative significance of our product categories when assessing the need for separate disclosure. Advertising revenues comprise 87% of our consolidated revenues for the six months ended June 30, 2017, and is therefore the only revenue stream which individually warrants separate disclosure.

Given the significance of our advertising revenues to our consolidated results of operations, we further disaggregate advertising revenues, as follows.

Disaggregation of advertising revenues by property

We deliver advertising on Google properties and Google Network Members’ properties. Google properties include a variety of websites or apps, such as Google.com, the Google app, YouTube, Gmail, Google Maps, and Google Play, among others. Google Network Members’ properties include various websites and apps from third party publishers. This disaggregation of advertising revenues by Google properties and Google Network Members’ properties reflects differences in economic profiles as traffic acquisition costs paid on Google Network Members’ properties are substantially higher as compared to Google properties. This also aligns with our presentation within Management’s Discussion and Analysis of Financial Condition and Results of Operations and our earnings release.

Disaggregation by geography

We believe disaggregation of our revenues on the basis of geography is appropriate due to our global footprint. More than half of our revenues are from outside the U.S., and changes in foreign currency exchange rates could have an impact on the amount of our revenues. Our disaggregation provides meaningful insights to revenues by region, each representing different risk profiles. Additionally, disaggregation by geography aligns with our disclosure of revenues on a constant currency basis in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our earnings release.

Segment presentation

We also disaggregated our revenues between Google and Other Bets to align with our segment presentation.

Alternative disaggregation categories considered

We considered alternative categories to disaggregate our revenues, including the examples in ASC 606-10-55-91, and believe other categories are less meaningful to our business and users of our financial statements.

Disaggregation by timing of revenue recognition

We considered whether categories that depict timing of transfer of goods or services would provide meaningful categories of disaggregation of revenues. The substantial majority of our revenues, including our advertising products, are recognized at a point in time. As such, due to the relative significance of revenues recognized at a point in time, we determined that disaggregation of revenues by timing of transfer of goods or services would not enhance our disclosure.

Disaggregation by sales channel or customer type

We considered whether sales channels or customer type would provide meaningful categories of disaggregation that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. We market our various products to business customers and end consumers, which represent both our primary customer types and sales channels. The substantial majority of our revenues, including advertising revenues, are generated from business customers. We also note that there are no significant differences among our business customers that would result in differing impact on our revenues. Accordingly, we believe further disaggregation of revenues by type of customer or sales channel would not enhance our disclosure.

Disaggregation by contract type and contract duration

We considered whether contract type and contract duration would provide meaningful categories of disaggregation that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. We note that neither contract type nor contract duration are significant differentiating factors that impact our overall revenue profile nor are they assessed regularly. As such, these categories were not considered further for disclosure.

Disaggregation of advertising revenues

The goal of our advertising business is to deliver relevant ads at just the right time and to give people useful commercial information, regardless of the device they are using or property visiting. With this in mind, we considered whether other categories for further disaggregation of our advertising revenues would provide meaningful categories of disaggregation that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. We considered and believe disaggregation is not warranted by the following categories:

•	Product offering: Our customers generally purchase advertising inventory through several products, including: AdWords, DoubleClick Bid Manager, and DoubleClick AdExchange, among others.

•
Billing method: Most of our customers pay us on a cost-per-click basis, which means that an advertiser pays us only when a user clicks on an ad on Google properties or Google Network Members' properties or views certain YouTube ad formats like TrueView (counted as an engagement when the user chooses not to skip the ad). To a lesser extent, customers also pay us on a cost-per-impression basis, which means an advertiser pays us based on the number of times their ads are displayed on Google properties or Google Network Members’ properties.

•	Device type: We deliver online advertising on various devices, notably mobile, desktop and tablet.

•
Properties: We deliver online advertising on various Google properties (i.e., Google.com, the Google app, YouTube, Gmail, Google Maps, and Google Play, among others) and Google Network Members’ properties.

As noted above, our goal is for our customers to reach their target audience, irrespective of the product offering, billing method, device type or property. To achieve our goal, we provide a single underlying offering, online advertising, which does not change based on how our customers purchase advertising inventory (i.e., product offering or billing method) or where ads are delivered (i.e., device type or property). For example, customers can purchase advertising inventory across multiple product offerings, such as AdWords, DoubleClick Bid Manager, and DoubleClick AdExchange, with ads delivered on various properties across many device types. Ultimately, our advertising revenues are primarily impacted by our customers’ spend on ad campaigns, and their spend is driven by reaching their target audience as opposed to specific product offerings, billing method, device type or property. For these reasons, we believe that disaggregation of advertising revenues based on the above categories is not warranted.

We continually evaluate the most appropriate manner to disaggregate our revenues based on the evolution of our business and will revise our disclosures in the future as necessary.

5. We note that certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration and estimated based on the expected amount to be provided to customers. We also note that you have certain obligations for refunds. To the extent that these amounts are material and your estimates involve significant judgments, please revise your disclosure in future filings to explain how you determine the methods, assumptions and estimates used. Reference ASC 606-10-50-20.

We provide customers with a variety of incentives and credits and have an obligation for refunds. The amounts related to the various incentives and credits and obligation for refunds are not material.

We considered the disclosure requirements of ASC 606-10-50-20, and considering the amount of variable consideration, we believe our current disclosures are appropriate. We will monitor the materiality of variable consideration in future periods and revise our disclosures if necessary.

Note 15. Information about Segments and Geographic Areas, page 28

6. We note that you operate your business in multiple operating segments and Google is your only reportable segment. Please clarify whether YouTube and Google Play represent or comprise operating segments that are aggregated into the Google reportable segment. If so, provide your analysis of how you satisfied the aggregation criteria outlined in ASC 280-10-50-11. In addition, factors used to aggregate operating segments into the Google segment should be disclosed, if applicable. Reference ASC 280-10-50-21(a).

Our business comprises the following operating segments: Google, Access, Calico, CapitalG, GV, Nest, Verily, Waymo, X and other businesses. Other than Google, no operating segment meets the quantitative requirements of ASC 280-10-50-12 and are therefore combined and reported as Other Bets.

YouTube and Google Play are part of the Google segment and do not represent separate operating segments because they do not meet all of the criteria of ASC 280-10-50-1.

Our Chief Operating Decision Maker (“CODM”), Alphabet’s Chief Executive Officer, Larry Page, is responsible for making decisions about resources to be allocated to and assessing the performance of our operating segments. As referenced in Larry’s Alphabet Letter (posted on our website https://abc.xyz), “In general, our model is to have a strong CEO who runs each business, with Sergey and me in service to them as needed. We will rigorously handle capital allocation and work to make sure each business is executing well. We’ll also make sure we have a great CEO for each business, and we’ll determine their compensation.”

Accordingly, each of our operating segments has a CEO, which for purposes of the ASC 280 analysis is the segment manager, who is directly accountable to and maintains regular contact with our CODM.

The operating results of Google in total are provided to our CODM on a weekly and quarterly basis. The operating results of Other Bets in total are provided to our CODM on a weekly basis and operating results for each individual Other Bet are provided to our CODM on a monthly and quarterly basis. Operating results for product areas within Google, such as Google Play, Google Cloud or Hardware, are not separately identified in regular reporting to our CODM.

As part of our annual planning, budgeting, and forecasting process, our CODM approves operating budgets for Google in total and each individual Other Bet. Our CODM does not allocate resources to the individual product areas within the Google operating segment.

Sundar Pichai, Google’s CEO and for purposes of ASC 280 the segment manager for Google, is responsible for making decisions about resources to be allocated to and assessing performance of the individual product areas within the Google operating segment.

Google is our only reportable segment. All other operating segments have been combined and disclosed as Other Bets. As Google is one operating segment and also our only reportable segment, the disclosure requirement outlined in ASC 280-10-50-21(a) is not applicable to the Google segment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses

Cost of Revenues, page 37

7. With a view towards future disclosures, please help us understand the nature of your Prepaid Revenue Share amounts in the Prepaid Revenue Share, Expenses and Other Assets balance sheet line-item. In this regard, it is unclear to us if the Prepaid Revenue Share amounts or any other capitalized amounts relate to fees paid to distribution partners, content providers or to fees reflected within other cost of revenues. To the extent applicable, please provide us with your analysis of ASC 340-40-50-2.

The balance within the Prepaid Revenue Share, Expenses and Other Assets balance sheet line-item primarily consists of various prepaid expenses and other receivables, which are outside of the scope of ASC 340-40. Additionally, the prepaid revenue share amounts within this line-item are not material.

In response to the Staff’s comment, we will revise our balance sheet line-item in future filings as “Other Current Assets” and “Other Non-Current Assets.”

We will monitor the materiality of amounts capitalized under ASC 340-40 in future periods and revise our disclosures if necessary.

8. We note that the increases in TAC fees paid to distribution partners and the associated Google properties TAC rate were largely driven by a shift to mobile, which carries higher TAC primarily because more mobile searches are subject to TAC. Please clarify and include in future filings the reason for why more of your mobile searches are subject to higher traffic acquisition costs.

We advise the Staff that mobile is a more diverse ecosystem than desktop with a larger number of distribution partners, including carriers and OEMs. As it relates to our Q2 2017 results, mobile searches are subject to higher TAC because a higher percentage of queries on mobile, as compared to desktop, are channeled through paid access points.

In response to the Staff’s comment, assuming the drivers of TAC remain consistent with Q2 2017, we will consider revising our disclosure in future filings as follows (additions underlined and deletions ~~strikethrough~~):

The increases in TAC to distribution partners and the associated Google properties TAC rate were largely driven by a shift to mobile, which carries higher TAC, ~~and the fact that more mobile searches are subject to TAC,~~ because a higher percentage of queries on mobile (as compared to desktop) are channeled through paid access points with distribution partners.

Our disclosure in future filings will reflect current trends and drivers of change in TAC.

* * * * *

Please direct your questions or comments to me (tel: (415) 736-0114). Thank you for your assistance.

Very truly yours,

ALPHABET INC.

/s/ JOSH PAUL
_______________________
Josh Paul
Director of Accounting

cc: Larry Page
Ruth Porat
James G. Campbell
David C. Drummond, Esq.
Kent Walker, Esq.
Kenneth H. Yi, Esq.